1. Name and Address of Reporting Person
   Goldstein, Michael
   Toys R Us, Inc.
   461 From Road
   Paramus, NJ 07652-3526
2. Issuer Name and Ticker or Trading Symbol
   Toys R Us, Inc. (TOY)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   4/2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              164023           D
Common Stock                       04/20/2001 M <F1>        100000      A      $15.5300                    I           By Trust
Common Stock                       04/20/2001 F <F1>        -60358      D      $25.7300   283788           I           By Trust

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $15.53   04/20/2001 M               10000 04/16/2001 10/16/2010 Common  100000   $0.0000    0        D
(Right to Buy)                                     0     <F2>                  Stock
Stock Option   $24.22                                               09/08/2008 Common                      224938   D
(Right to Buy)                                                                 Stock
Stock Option   $25.73   04/20/2001 A <F1>    60358       10/20/2001 10/16/2010 Common  60358    $0.0000    60358    D
(Right to Buy)                                           <F2>                  Stock
Stock Option   $26.25                                               04/07/2009 Common                      75124    D
(Right to Buy)                                                                 Stock

Explanation of Responses:

<F1>
Options to purchase 100,000 shares were exercised by delivery of 60,358 shares. Upon exercise, the holder was granted restoration options to purchase 60,358 shares under the 1994 Stock Option & Performance Incentive Plan. As a condition of such grant, 36,642 shares out of the 100,000 shares deliverable upon such exercise were placed into a trust established by the Issuer. Fifty percent of the shares place in trust will not vest until 1.5 years from the exerciasble date of the original option. The remaining fifty percent of the shares placed in trust will not vest until 2.5 years from the exercisable date of the original option.
<F2>
Such options are subject to forfeiture, after the date exercisable, under certain conditions.

SIGNATURE OF REPORTING PERSON
/s/ Michael Goldstein

DATE
05/10/2001